Exhibit 99.1

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Bragg Gaming Group Inc. (the “Company”)
130 King Street West, Suite 1955

Toronto, Ontario M5X 1E3

Item 2.	Date of Material Change

June 22, 2026

Item 3.	News Release

A news release dated June 22, 2026 was issued by the Company through the facilities of PR Newswire and was subsequently filed on the System for Electronic Data Analysis and Retrieval (SEDAR+) at www.sedarplus.ca under the Company’s profile.

Item 4.	Summary of Material Change

On June 22, 2026, the Company announced the closing of a non-brokered private placement of 751,445 subscription receipts (the “Subscription Receipts”) at a price of US$1.73 per Subscription Receipt for aggregate gross proceeds of approximately US$1,300,000 (the “Offering”).

Item 5.1	Full Description of Material Change

The issue price of US$1.73 per Subscription Receipt was based on the closing price of the common shares of the Company (the “Shares”) on the Nasdaq Stock Market LLC on May 29, 2026.

The Subscription Receipts and the aggregate gross proceeds remain subject to escrow release conditions (the “Release Conditions”), including the completion or satisfaction of all material conditions precedent to the Company’s previously announced acquisition of all of the issued and outstanding securities of Drayton International (the “Transaction”).

Upon satisfaction of the Release Conditions, each Subscription Receipt will be automatically exchanged, without any further action or payment of additional consideration, subject to adjustments, for one Share and one non-transferable common share purchase warrant (a “Warrant”). Each Warrant will be exercisable for one Share (a “Warrant Share”) for a period of 36 months from the closing of the Transaction (the “Warrant Expiry Date”) at an exercise price of US$2.16 per Warrant Share (the “Warrant Exercise Price”).

In the event that the volume weighted average price of the Shares on the Toronto Stock Exchange (or such other Canadian stock exchange on which the Shares are listed for trading) equals or exceeds a price that is 25% above the Warrant Exercise Price for 15 consecutive trading days, then the Company, in its sole discretion, may accelerate the Warrant Expiry Date by issuing a press release (a “Warrant Acceleration Press Release”). In such case, the Warrant Expiry Date will be deemed to be 5:00 p.m. (Toronto time) on the 30th day following the issuance of the Warrant Acceleration Press Release. Any Warrant not exercised prior to the expiry of such 30-day notice period will be forfeited and cancelled without compensation.

The net proceeds from the Offering will primarily be used for general corporate and working capital purposes. The Subscription Receipts, Shares, Warrants and Warrant Shares are subject to a statutory hold period in Canada of four months and one day following the closing of the Offering and are also “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act of 1933, as amended (the “1933 Act”), and may not be transferred or resold other than in compliance with an exemption or exclusion from the registration requirements of the 1933 Act.

Each subscriber in the Offering has agreed not to, directly or indirectly, sell, transfer, dispose of, or otherwise deal in their Shares, Warrants or Warrant Shares for four months following closing of the Transaction.

Insider Participation

In connection with the Offering: (i) Robert Bressler, Chief Financial Officer of the Company, subscribed for 86,704 Subscription Receipts; (ii) Morten Tonnesen, Chief Operating Officer of the Company, subscribed for 57,804 Subscription Receipts; and (iii) Thomas Winter, a director of the Company, subscribed for 57,803 Subscription Receipts. The insider participation in the Offering constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), for which the Company was exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) thereof, as neither the fair market value of the securities issued to the insiders under the Offering nor the consideration paid by the insiders exceeded 25% of the Company’s market capitalization, in each case as determined under MI 61-101.

Prior to the completion of the Offering, Robert Bressler held, directly or indirectly, 72,350 Shares (representing approximately 0.28% of the issued and outstanding Shares), nil Subscription Receipts and nil Warrants. Upon closing of the Offering, Robert Bressler now holds an aggregate of 72,350 Shares, 86,704 Subscription Receipts and nil Warrants. Upon satisfaction of the Release Conditions, Robert Bressler will hold 159,054 Shares (representing approximately 0.60% of the issued and outstanding Shares, calculated on a partially diluted basis) and 86,704 Warrants.

Prior to the completion of the Offering, Morten Tonnesen held, directly or indirectly, nil Shares, nil Subscription Receipts and nil Warrants. Upon closing of the Offering, Morten Tonnesen now holds an aggregate of nil Shares, 57,804 Subscription Receipts and nil Warrants. Upon satisfaction of the Release Conditions, Morten Tonnesen will hold 57,804 Shares (representing approximately 0.22% of the issued and outstanding Shares, calculated on a partially diluted basis) and 57,804 Warrants.

Prior to the completion of the Offering, Thomas Winter held, directly or indirectly, 251,071 Shares (representing approximately 0.98% of the issued and outstanding Shares), nil Subscription Receipts and nil Warrants. Upon closing of the Offering, Thomas Winter now holds an aggregate of 251,071 Shares, 57,803 Subscription Receipts and nil Warrants. Upon satisfaction of the Release Conditions, Thomas Winter will hold 308,874 Shares (representing approximately 1.17% of the issued and outstanding Shares, calculated on a partially diluted basis) and 57,803 Warrants.

A resolution of the board of directors was passed on June 18, 2026 approving the Offering. No special committee was established in connection with the Offering, and no materially contrary view or abstention was expressed or made by any director.

Item 5.2	Disclosure for Restructuring Transaction

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact Robert Bressler, Chief Financial Officer of the Company, by telephone at 416-938-9899 or email at robbie.bressler@bragg.group.

Item 9.	Date of Report

June 26, 2026

Cautionary Statement Regarding Forward-Looking Statements

This material change report contains “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian securities laws (together “forward-looking statements”), including, without limitation: statements with respect to the use of proceeds of the Offering, the issuance of a Warrant Acceleration Press Release, the Transaction, the satisfaction of the Release Conditions and the conversion of the Subscription Receipts into Shares and Warrants.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this material change report reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the Company’s financial resources and liquidity; the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business; meeting minimum listing requirements of the stock exchanges on which the Shares trade; the integration of technology; the anticipated size and/or revenue associated with the gaming market globally; the assumption that a definitive acquisition agreement with respect to the Transaction will be entered into on terms consistent with the binding letter of intent; the assumption that all customary closing conditions to the Transaction will be satisfied.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; the risk that the Company may not enter into a definitive acquisition agreement in connection with the Transaction; the risk that the Transaction may not close on the anticipated timelines or at all; risks related to the dilution to existing shareholders from the issuance of Subscription Receipts; risks associated with gaming regulatory approvals, licensing requirements and compliance in multiple jurisdictions; risks related to the integration of Drayton International’s assets, technology and personnel; risks related to reliance on third-party platforms, and the risk that such platforms may not perform as expected or may not be available on anticipated terms; risks associated with general economic conditions; risks related to the Company’s management; adverse industry events; future legislative and regulatory developments, including changes to gaming regulations in the United States, Canada, Brazil and other jurisdictions; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates; income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to the Company’s technology network, including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this material change report are expressly qualified in their entirety by this cautionary statement.